February 6, 2024

Via EDGAR

Ms. Amy Geddes
Mr. Doug Jones
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re: Vince Holding Corp.

Form 10-K for Fiscal Year Ended January 28, 2023

Filed April 28, 2023

Form 10-Q for Quarterly Period Ended October 28, 2023

Filed December 7, 2023

File No. 001-36212

Dear Ms. Geddes and Mr. Jones:

Reference is made to the comment letter (the “Comment Letter”), dated January 26, 2024, from the staff of the Securities and Exchange Commission regarding the above captioned filings of Vince Holding Corp. (the “Company”).

The Company respectfully requests an extension to respond to the Comment Letter by no later than February 16, 2024.

Please contact SVP, General Counsel, Secretary & Investor Relations, Akiko Okuma, at 212 (515) 2695 with any additional questions.

Sincerely,

/s/ Akiko Okuma
Akiko Okuma

General Counsel
Vince Holding Corp.